EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                         CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF DECEMBER 31, 1996 and 1995




LIST OF CONSOLIDATED FINANCIAL STATEMENTS


 Reports of Independent Auditors

 Consolidated Balance Sheets as of December 31, 1996 and 1995

 Consolidated Statements of Operations for the Years Ended December 31,
      1996, 1995 and 1994

 Consolidated Statements of Partners' Deficit for the Years Ended
      December 31, 1996, 1995 and 1994

 Consolidated Statements of Cash Flows for the Years Ended December 31,
      1996, 1995 and 1994

 Notes to Consolidated Financial Statements









                 Report of Ernst & Young LLP, Independent Auditors




The Partners
Consolidated Capital Equity Partners/Two L.P.


We have audited the accompanying consolidated balance sheets of Consolidated Capital Equity Partners/Two L.P. as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners/Two L.P. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, in 1995 the Partnership changed its method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of.

                                                          /s/ERNST & YOUNG LLP


Greenville, South Carolina
March 10, 1997



                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of
Consolidated Capital Equity Partners/Two, L.P.:

We have audited the accompanying consolidated statements of operations, partners' deficit, and cash flows of Consolidated Capital Equity Partners/Two, L.P. (a California limited partnership) for the year ended December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, changes in partners' deficit, and cash flows of Consolidated Capital Equity Partners/Two, L.P. for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                             /s/Arthur Andersen, LLP


Dallas, Texas
March 23, 1995
                              EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                            CONSOLIDATED BALANCE SHEETS
                                   (in thousands)





                                                         DECEMBER 31,

Assets                                                 1996        1995
   Cash and cash equivalents                       $   1,478   $   2,132
   Other assets                                        4,956       3,773
   Investments in limited partnerships                   336         460
   Investment properties:
      Land                                            10,841      10,977
      Buildings and related personal property         89,443      85,853
                                                     100,284      96,830
      Less: accumulated depreciation                 (58,187)    (53,493)
                                                      42,097      43,337

                                                   $  48,867   $  49,702

Liabilities and Partners' Deficit
Liabilities
   Accounts payable and accrued liabilities        $   1,793   $   2,581
   Mortgage notes and interest payable                33,395      24,351
   Master loan and interest payable                  216,775     203,805
   Due to affiliates                                      --          27
                                                     251,963     230,764

Partners' Deficit
   General Partner                                    (2,017)     (1,797)
   Limited Partners                                 (201,079)   (179,265)
                                                    (203,096)   (181,062)

                                                   $  48,867   $  49,702


          See Accompanying Notes to Consolidated Financial Statements


                              EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (in thousands)


                                            FOR THE YEARS ENDED DECEMBER 31,
                                               1996       1995      1994

Revenues:
    Rental income                           $ 17,650   $ 16,963  $ 17,923
    Other income                                  88        125        55
    Gain on disposal of property                  26         --        --

    Total revenues                            17,764     17,088    17,978

Expenses:
    Operating                                 10,323     10,478    10,685
    Depreciation and amortization              5,166      5,655     5,789
    Interest                                  22,853     21,156    20,076
    General and administrative                   648        619       636

Write-down of investment properties
    and investment in limited partnerships       800     15,406        --
Loss on disposal of property                      --         44       714

    Total expenses                            39,790     53,358    37,900

        Net loss                            $(22,026)  $(36,270) $(19,922)

Net loss allocated to general partner (1%)  $   (220)  $   (363) $   (199)
Net loss allocated to limited partners (99%) (21,806)   (35,907)  (19,723)

                                            $(22,026)  $(36,270) $(19,922)


            See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                 (in thousands)


                                          General     Limited
                                          Partner    Partners       Total

Partners' deficit at December 31, 1993   $(1,235)   $(123,635)   $(124,870)
Net loss for the year ended
   December 31, 1994                        (199)     (19,723)     (19,922)

Partners' deficit at December 31, 1994    (1,434)    (143,358)    (144,792)
Net loss for the year ended
   December 31, 1995                        (363)     (35,907)     (36,270)

Partners' deficit at December 31, 1995    (1,797)    (179,265)    (181,062)

Net loss for the year ended
   December 31, 1996                        (220)     (21,806)     (22,026)

Distributions                                 --           (8)          (8)

Partners' deficit at December 31, 1996   $(2,017)   $(201,079)   $(203,096)

          See Accompanying Notes to Consolidated Financial Statements

                              EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (in thousands)

                                             FOR THE YEARS ENDED DECEMBER 31,
Cash flows from operating activities:           1996       1995       1994
Net loss                                     $(22,026)  $(36,270) $(19,922)
Adjustments to reconcile net loss to net
cash provided by operating activities:
   Depreciation and amortization                5,166      5,655     5,789
   Loss on disposal of property                    --         44       714
   Participation interest paid at property
     disposition                                   --         --       313
   Prorated rents paid at property
     disposition                                   --         --        42
   Write-down of investment properties and
     investment in limited partnerships           800     15,406        --
   Change in accounts:
     Other assets                              (1,183)      (959)     (761)
     Accounts payable and accrued
        liabilities                              (935)       827        10
     Interest on Master Loan                   20,574     18,115        --
     Interest payable                             148         68    16,429
     Due from affiliates                          (27)    (1,308)      (31)

Net cash provided by operating activities       2,517      1,578     2,583

Cash flows from investing activities:
   Property improvements and replacements      (4,108)    (2,813)   (1,835)
   Proceeds from property disposition              --         --       862
   Proceeds from sale of securities
     available for sale                            --     10,019        --
   Purchase of securities available for sale       --     (9,629)     (390)
   Distributions from investment in
     limited partnerships                         124      1,048        --

Net cash used in investing activities          (3,984)    (1,375)   (1,363)

Cash flows from financing activities:
   Distributions                                   (8)        --        --
   Advances on Master Loan                      1,000      1,500        --
   Loan costs paid                               (471)       (97)       --
   Principal payments on notes payable           (390)      (426)     (475)
   Principal payments on Master Loan           (8,604)    (1,252)     (315)
   Proceeds from long-term borrowings           9,286      6,970        --
   Repayment of mortgage notes payable             --     (6,702)       --

Net cash provided by (used in)
    financing activities                          813         (7)     (790)

Net (decrease) increase in cash                  (654)       196       430

Cash and cash equivalents, at beginning
 of year                                        2,132      1,936     1,506
Cash and cash equivalents at end of year     $  1,478   $  2,132  $  1,936

Supplemental disclosure of cash
 flow information:
 Cash paid for interest                      $  2,149   $  4,265  $  3,287


SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Accounts payable was adjusted $147,000 at December 31, 1996, for non-cash amounts in connection with property improvements and replacements.

            See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1996, AND 1995


Note A - Organization and Summary of Significant Accounting Policies

Organization: Equity Partners/Two ("EP/2"), a California general partnership, was formed on April 28, 1983, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. Certain of the general partners of EP/2 were former shareholders and former management of Consolidated Capital Equities Corporation ("CCEC"), the former corporate general partner of CCIP/2 (as defined below). On November 16, 1990, pursuant to the bankruptcy settlement discussed below, EP/2's general partners executed a new partnership agreement (the "New Partnership Agreement") whereby EP/2 converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"). The general partners of EP/2 became limited partners of CCEP/2. ConCap Holdings, Inc. ("CHI"), a Texas corporation, is CCEP/2's General Partner.

The operations of EP/2 were financed substantially through nonrecourse notes with participation interests (the "Master Loan") from Consolidated Capital Institutional Properties/2 ("CCIP/2"), a California limited partnership. These notes are secured by the real properties owned by and notes receivable on sold properties owed to CCEP/2. The Partnership operates four apartment properties located in Colorado, Illinois, Ohio and Texas and eight commercial office complexes located in California, Georgia, Michigan and Virginia.

EP/2 Bankruptcy and Reorganization: During 1989, EP/2 defaulted on certain interest payments that were due to CCIP/2 under the Master Loan and, before CCIP/2 was able to exercise its remedies for such default, EP/2 filed for bankruptcy protection in a Chapter 11 reorganization proceeding ("Chapter 11").

On October 18, 1990, the bankruptcy court approved EP/2's consensual plan of reorganization (the "Plan"). On November 16, 1990, CCIP/2 consummated a closing under the Plan pursuant to which: (1) CCIP/2 and EP/2 executed an amended and restated loan agreement ("New Master Loan Agreement"); (2) CCEP/2 renewed the deeds of trust on all collateral securing the Master Loan; (3) EP/2 paid CCIP/2 cash of approximately $2.5 million, including $1.8 million contributed by the general partners of EP/2 related to their promissory notes;
(4) the general partners of EP/2 contributed certain partnership interests in affiliated partnerships ("General Partnership Interests"), which were valued by management of CCIP/2 at approximately $2.5 million, that were assigned to CCIP/2 as additional collateral securing the Master Loan and (5) all liabilities and claims between EP/2's general partners and CCIP/2 were released. See "Note C" for a description of the terms of the New Master Loan Agreement.

The managing general partner of EP/2 was Consolidated Capital Enterprises, Inc. ("CCEI"), a Georgia corporation. In December 1988, CCEC filed for Chapter 11 protection. In October 1990, as part of CCEC's reorganization plan, CCEC sold its general partner interest in CCIP/2 to ConCap Equities, Inc. ("CEI"), a Delaware corporation. Pursuant to the New Partnership Agreement as discussed above, CHI, a wholly-owned subsidiary of CEI, became the sole general partner of CCEP/2, replacing CCEI, and the former general partners of EP/2 became limited partners of CCEP/2. Pursuant to the New Partnership Agreement, CCEP/2 is managed by CHI and CHI has full discretion with respect to conducting CCEP/2's business. CHI and the limited partners are hereinafter referred to collectively as the "Partners." All of CEI's outstanding stock is owned by an affiliate of Insignia Financial Group, Inc. ("Insignia"), which was acquired through two transactions in December 1994 and October 1995.

Principles of Consolidation: In 1985, EP/2 together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between CCEP/2, as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by CCIP/2 on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

     Unrestricted - Unrestricted cash includes cash on hand and in banks and in money market funds. U.S. Treasury Bills with original maturities greater than 90 days are considered to be investments. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

     Restricted Cash - Tenant Security Deposits - The Partnership requires security deposits from lessees for the duration of the lease and such deposits are considered restricted cash. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments. Security deposits of approximately $546,000 and $521,000 are included in cash and cash equivalents at December 31, 1996 and 1995, respectively.

Escrows for Taxes: These funds of approximately $798,000 and $740,000 at December 31, 1996 and 1995, respectively, are held by the Partnership and the mortgage lender, designated for the payment of real estate taxes and included in other assets.

Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 5 to 15 years.

Loan Costs: Loan costs of $544,000 (net of accumulated amortization of approximately $34,000 at December 31, 1996) are included in other assets and are being amortized on a straight-line basis over the life of the loans.

Investments in Limited Partnerships: The investments in limited partnerships represent certain interests in three affiliated limited partnerships that were contributed by EP/2's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests. The Partnership wrote this investment down $1 million to its estimated fair value during the third quarter of 1995. For the year ended December 31, 1996, CCEP/2 received approximately $124,000 in distributions from affiliated partnerships. In the fourth quarter of 1995, CCEP/2 received similar distributions of approximately $1,048,000. This amount was subsequently paid to CCIP/2 as a principal payment on the Master Loan per the loan agreement.

Advertising:  The Partnership expenses the costs of advertising as incurred.

Investment Properties: In 1995, the Partnership adopted "FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. One of the properties owned by the Partnership experienced a decline in net realizable value; as a result, the Partnership recorded a write-down of approximately $800,000 on this property during the year ended December 31, 1996. The Partnership recorded a write-down of approximately $14.4 million on seven of its properties during the year ended December 31, 1995.

Leases: The Partnership leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with "Financial Accounting Standards Board Statement No. 13." Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease.

For all other leases, minimum rents are recognized over the terms of the leases.

The Partnership generally leases apartment units for twelve-month terms or less. The Partnership recognizes income as earned on these leases. In addition, management finds it necessary to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged to expense as incurred.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31, 1996 and 1995, lease commissions totaled approximately $2,745,000 and $2,358,000, respectively, with accumulated amortization of approximately $1,458,000 and $1,102,000, respectively. Lease commissions are included in other assets.

Allocation of Net Income and Cash Distributions: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to CHI. Distributions to the Partners are not allowed until CCEP/2 has fully paid and performed under the terms of the Master Loan.

Due to Affiliates: Due from affiliates primarily represents cash flow payments owed by CCEP/2 to CCIP/2 in accordance with the terms of the Master Loan.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because under current law, no Federal income taxes are paid directly by CCEP/2. The Partners are responsible for their respective shares of CCEP/2's net income or loss. CCEP/2 reports certain transactions differently for tax than for financial statement purposes.

The tax basis of the Partnership's assets and liabilities is approximately $140.7 million greater than the assets and liabilities as reported in the financial statements at December 31, 1996.

Fair Value: In 1995, the Partnership implemented "Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments," which requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The carrying amount of the Partnership's cash and cash equivalents approximates fair value due to short-term maturities. The Partnership estimates the fair value of its fixed rate mortgages by discounted cash flow analysis, based on estimated borrowing rates currently available to the Partnership.

Reclassifications: Certain reclassifications have been made to the 1995 and 1994 information to conform to the 1996 presentation.

Note B - Disposition of Real Estate

During 1994, the Partnership sold Chagrin Richmond Office Building and recognized a $714,000 loss on the sale of real estate.

Note C - Master Loan and Accrued Interest Payable

The Master Loan principal and accrued interest payable balances at December 31, 1996 and 1995, are $216.8 million and $203.8 million, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum and payments are due quarterly in an amount equal to Excess Cash Flow, generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from the sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flows, as defined, but is not believed to be in excess of the fair values of the underlying collateral.

Effective January 1, 1993, CCEP/2 and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to CCEP/2. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of CCEP/2's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan.

During 1996, CCIP/2 loaned approximately $1 million to CCEP/2 as an advance on the Master Loan to pay for capital improvements at various properties in order to maintain the assets that secure the Master Loan. Also, during 1996, CCEP/2 paid down the Master Loan by $8,604,000. The payments were made from approximately $124,000 of proceeds from certain investments, $501,000 of required cash flow payments, and $7,979,000 of proceeds from refinancings. These funds are required to be transferred to CCIP/2 under the terms of the Master Loan.

Note D - Mortgage Notes Payable

The principal terms of mortgage notes payable are as follows (in thousands):


                                     Monthly                      Principal
                       Balance At    Payment    Stated             Balance
                      December 31,  Including  Interest Maturity    Due At
Property                  1996      Interest     Rate     Date     Maturity

Canyon Crest
  1st Mortgage         $ 2,000      $ 12 (a)    7.33%   11/01/03   $ 2,000
Highcrest Townhomes
  1st Mortgage           4,000        24 (a)    7.33%   11/01/03     4,000
Windemere
  1st Mortgage           3,000        18 (a)    7.33%   11/01/03     3,000
Richmond Plaza
 1st Mortgage           14,500        95 (a)    7.88%   06/01/00    14,500
Village Brooke
 1st Mortgage            6,879        54        8.00%   12/01/02     6,161
Town Center
 1st Mortgage              539         9        9.88%   08/01/03         9
 2nd Mortgage              273         8        8.63%   06/01/00         7
 3rd Mortgage            1,105        10        8.75%   10/01/00     1,028
 Other Mortgage            884         8        8.75%   10/01/00       823

 Totals                $33,180      $238


(a) Interest only payment

The mortgage notes payable are non-recourse and are collateralized by deeds of trust on the real property. All of these notes are superior to the Master Loan. The estimated fair values of the Partnership's aggregate debt, excluding the Master Loan, is approximately $33,593,000. This estimate is not necessarily indicative of the amounts the Partnership may pay in actual market transactions.

In November 1995, the Partnership successfully refinanced the mortgage note at Village Brooke Apartments. Of the $6,970,000 gross proceeds received in the refinancing, approximately $6,702,000 was used to pay off the old mortgage debt. The new note requires monthly principal and interest payments of approximately $54,000 at a stated interest rate of 8.0%. A balloon payment of approximately $6,161,000 is due December 2002.

Richmond Plaza's mortgage indebtedness of approximately $14,232,000 matured in March 1995, with waivers of the default obtained from the lender through June 15, 1996. The Partnership continued making the monthly payment of approximately $132,000 under the terms of the original note through September 30, 1996, while negotiating the refinancing with the original lender. During the negotiation period, the lender did not issue a formal waiver but continued to accept payments under the terms of the original note. On October 1, 1996, the Partnership signed a promissory note with the existing mortgage holder for $14,500,000 with an interest rate of 7.88% and a maturity date of June 1, 2000. The Partnership's new monthly interest only payment is approximately $95,000 and the first payment was due on December 1, 1996.

On November 13, 1996, CCEP/2 was successful in obtaining financing on Canyon Crest, Highcrest Townhomes, and Windmere. Gross proceeds from the financing were $9,000,000; the mortgage notes encumbering the properties carry a stated interest rate of 7.33% with balloon payments due on November 1, 2003.

Scheduled principal payments of mortgage notes payable subsequent to December 31, 1996, are as follows (in thousands):


        Years Ending December 31,         Notes Payable
             1997                         $    262
             1998                              285
             1999                              311
             2000                            2,132
             2001                              225
             Thereafter                     29,965

               Total                      $ 33,180


Note E - Related Party Transactions

The Partnership has no employees and is dependent on the General Partner and its affiliates for management and administration of all Partnership activities. The Partnership paid property management fees based upon collected gross rental revenues for property management services in each of the years ended December 31, 1996, 1995 and 1994. For the year ended December 31, 1994, a portion of such property management fees were paid to the property management companies performing day-to-day property management services and a portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. In July 1992, Coventry assumed day-to-day property management responsibility under the same fee arrangement as the prior unaffiliated management companies. Coventry Properties, Inc. ("Coventry"), an affiliate of the General partner, provided day-to-day property management responsibilities for three additional properties of the Partnership under the same management fee arrangement as the unaffiliated management companies.
In late December 1994, an affiliate of Insignia assumed day-to-day property management responsibilities for all of CCEP/2's properties. Fees paid to affiliates of Insignia during the years ended December 31, 1996 and 1995, and fees paid to Coventry and PSI for the year ended December 31, 1994, are reflected in the following table.

Also, the Partnership is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to be paid to an affiliate of CHI for advisory and consulting services related to CCEP/2's properties. Advisory fees paid pursuant to this agreement are reflected in the following table.

The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities. The General Partner and its current and former affiliates, which includes Coventry, received reimbursements and fees as reflected in the following table (in thousands):


                                                   For the Years Ended
                                                      December 31,
                                               1996        1995       1994

   Property management fees                    $883        $853       $511
   Investment advisory fees                     154         178        182
   Lease commissions                            272         514        493
   Reimbursement for Services of Affiliates     337         329        293


Included in "Reimbursement for Services of Affiliates" for 1996 are approximately $45,000 of construction oversight costs.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties/2 ("CCIP/2") pursuant to the Master Loan Agreement. Such interest payments totaled approximately $.7 million and $.8 million for the years ended December 31, 1995, and 1994, respectively. Advances of approximately $1 million and $1.5 million were made under the Master Loan Agreement during the years ended December 31, 1996 and 1995, respectively. Additionally, CCEP/2 made principal payments on the Master Loan of $8,604,000, $1,252,000 and $315,000 in 1996, 1995, and 1994, respectively. These funds were received from distributions from two affiliated partnerships, from proceeds of a lawsuit settlement and financing and refinancing proceeds.

On July 1, 1995, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases is as follows (in thousands):


       YEAR ENDING
    DECEMBER 31, 1996
      1997                $  8,927
      1998                   6,712
      1999                   6,000
      2000                   2,990
      2001                   1,568
      Thereafter             1,637
                          $ 27,834


There is no assurance that this rental income will continue at the same level when the current leases expire.

Note G - Legal Proceedings

CCEP/2 was a general partner in a limited partnership ("Broad and Locust Associates") which was managed by an unaffiliated co-general partner and which owned the 230 S. Broad Street Office Complex. Broad and Locust Associates filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 1992, and in 1993 a reorganization plan was confirmed by the bankruptcy court. Pursuant to the reorganization, the 230 S. Broad Street Office Complex was transferred to the first lien holder which held a mortgage loan of approximately $16 million secured by the property. The bankruptcy court determined the first lien was in excess of the property's estimated fair value, therefore, CCEP/2's general partner interest was unsecured. The disposition of the property did not release CCEP/2 from its $4.4 million obligation to CCIP/2 under the Master Loan which had been secured by the general partner interest in Broad and Locust Associates. CCIP/2 had previously recognized a provision for possible losses for the balance of the Investments in Master Loan secured by the general partner interest in Broad and Locust Associates. In 1994, CCEP/2 made a demand on certain other partners of Broad & Locust Associates for the amount of the Deficit Restoration Obligation ("DRO") as defined in the Broad & Locust Associates Second Amended and Restated Partnership Agreement entered into in July 1984 by CCEP/2 and certain other partners. In 1995 approximately $204,000 was received by CCEP/2 on partial settlement of this claim. No assurance can be given that CCEP/2 will be successful in its attempts to obtain further payment of the DRO amount.


Note H - Real Estate and Accumulated Depreciation

The investment properties owned by the Partnership consist of the following:
(in thousands)

                              Building
                             & Related
                              Personal            Accumulated  Depreciable
Description            Land   Interest   Total    Depreciation Life-Years

Canyon Crest        $   145  $ 3,074   $  3,219    $ 1,649       3-20
Central Park Plaza      920   10,199     11,119      6,071       1-20
Central Park Place      811    9,017      9,828      5,872       1-20
Cosmopolitan Center     343    3,578      3,921      3,425       1-20
Crescent Center         212    3,279      3,491      2,739       3-20
Lahser I                506    7,733      8,239      5,128       1-20
Lahser II               484    3,940      4,424      2,247       3-20
Highcrest Townhomes     707    6,611      7,318      3,731       3-20
Richmond Plaza        2,019   15,574     17,593      9,963       3-20
Town Center           2,815   13,072     15,887      9,655       1-20
Village Brooke        1,099    7,942      9,041      4,615       3-20
Windemere               780    5,424      6,204      3,092       3-20

Total               $10,841  $89,443   $100,284    $58,187